Exhibit 99.9

BIOVAIL CORPORATION

1993 STOCK OPTION PLAN, AS AMENDED & RESTATED

1.                                       PURPOSE:  The purpose of this Stock Option Plan (the “Plan”) is to attract, retain the services of directors, employees, consultants and advisors of Biovail Corporation, its subsidiaries and affiliates (the “Corporation”) who are primarily responsible for the management and profitable growth of its business and to advance the interests of the Corporation by enabling them to acquire common shares (the “Shares”) of the Corporation as an additional incentive for superior performance by such persons.

2.                                       ELIGIBILITY:  Options may be granted under the Plan to directors, senior officers, or to a personal holding corporation controlled by such persons, officers or employees and consultants of the Corporation, whether or not they are full or part time employees of the Corporation; provided, however, that options may be conditionally granted to persons who are prospective directors or employees of, or consultants or advisors to, the Corporation, but no such grant shall become, by its terms, effective earlier than the date as of which the board of directors approves the grant or the date as of which the Optionee becomes an officer, employee or director of, or consultant or advisor to (as the case may be), the Corporation.

3.                                       ADMINISTRATION:  The Plan shall be administered by the Board of Directors who shall have full authority to interpret the Plan and to make such rules and regulations and establish such procedures as they deem appropriate for the administration of the Plan. A decision of the majority of persons comprising the Board in respect of any matter hereunder shall be binding and conclusive for all purposes and upon all persons.

4.                                       SHARES SUBJECT TO THE PLAN:  The total number of shares which are reserved and set aside for issue under this Plan, and under all other management options outstanding and employee stock purchase plans, if any, shall not in the aggregate exceed 1,500,000 common shares. All shares issued pursuant to the exercise of options granted or deemed to be granted under the Plan will be so issued as fully paid common shares.

5.                                       PARTICIPATION:  Options shall be granted under the Plan only to directors or senior officers or their personal holding corporation or to officers, employees, consultants and field personnel of the Corporation (the “Optionee”) as shall be designated from time to time by the Board of Directors and shall be subject to the approval of such regulatory authorities as may have jurisdiction. Approval of the Plan also constitutes shareholders approval of options that may be granted under the Plan to directors or senior officers of the Corporation or to their personal holding corporation.

6.                                       OPTION AGREEMENTS:  Each option shall be evidenced by a written agreement (an “Option Agreement”), containing such terms and conditions, not inconsistent with the Plan, as the Board of Directors may, in its discretion, determine. Each Option Agreement shall be executed on behalf of the Corporation and the Optionee. Option Agreements may differ among Optionees.

7.                                       TERMS AND CONDITIONS OF OPTIONS:  The terms and conditions of each option granted under the Plan shall include the following, as well as such other provisions, not inconsistent with the Plan, as may be deemed advisable by the Board of Directors:

(a)                                  Number of Shares:  The number of Shares subject to the option.

(b)                                 Option Price:  The option price of any shares in respect of which an option may be granted under the Plan shall be fixed by the Board of Directors but shall not be less than the fair market value of the shares at the time the option is granted, less an amount up to the maximum discount allowed by regulatory authorities or stock exchanges having jurisdiction as may be determined by the Board of Directors. For the purpose of this paragraph, “fair market value” shall be deemed to be the closing market price at which the shares are traded on the Toronto Stock Exchange on the day prior to the date the option is granted, or if not so traded, the average between the closing bid and ask prices thereof as reported for that day.

(c)                                  Payment:  The full purchase price payable under the option shall be paid in cash, certified funds upon the exercise hereof. A holder of an option shall have none of the rights of a shareholder until the shares are issued.

(d)                                 Term of Option: Options may be granted under this Plan over a period not exceeding ten (10) years. Each option shall be subject to earlier termination as provided in subparagraph (f) of this paragraph 7.

(e)                                  Accelerated Vesting:  Provided that an Optionee has been employed by the Corporation or a subsidiary for at least ten (10) consecutive years, on the date that the sum of Optionee’s age and the Optionee’s years of service with the Corporation or a subsidiary equals “70”, all of the unvested stock options held by such Optionee shall immediately vest and become exercisable pursuant to the others terms of the Plan. Subject to paragraph 8, any stock options held by such Optionee shall not terminate on cessation of employment but shall expire on the earlier of the term of such options and one year following the cessation of the Optionee’s employment with the Corporation or its subsidiary.

(f)                                    Exercise of Option:  Subject to the provisions of subparagraph (f) of this paragraph 7, no option may be exercised unless the Optionee is then a director,

senior officer, officer, employee, consultant and advisor of the Corporation. This Plan shall not confer upon the Optionee any right with respect to continuation of employment by the Corporation. Absence on leave approved by an officer of the Corporation authorized to give such approval shall not be considered an interruption of employment for any purpose of the Plan. Subject to the provisions of the Plan, an option may be exercised from time to time by delivery to the Corporation at Toronto of written notice of exercise specifying the number of shares with respect to which the option is being exercised and accompanied by payment in full of the purpose price of the shares then being purchased.

(g)                                 Termination of Options: Any option granted pursuant hereto, to the extent not validly exercised, will terminate on the date of expiration specified in the option agreement, being not more than ten (10) years after the date upon which the option was granted.

(h)                                 Nontransferability of Stock Option: No option shall be transferable, except to a personal holding corporation of the Optionee, by the Optionee other than by will or the laws of descent and distribution and such option shall be exercisable during the lifetime of the Optionee.

(i)                                     Applicable Laws or Regulations: The Corporation’s obligation to sell and deliver shares under each option is subject to such compliance by the Corporation and any Optionee as the Corporation deems necessary or advisable with all laws, rules and regulations of Canada and any provinces and/or territories thereof applying to the authorization, issuance, listing or sale of securities and is also subject to the acceptance for listing of the shares which may be issued upon the exercise thereof by each stock exchange upon which shares of the Corporation are then listed for trading.

8.                                       TERMINATION OF EMPLOYMENT, DISABILITY AND DEATH: The Board of Directors may determine the period or periods of time during which an Optionee may exercise an option following (i) the termination by the Corporation, with or without cause, of the Optionee’s employment or other relationship with the Corporation, (ii) the termination by the Optionee of any such relationship with the Corporation, or (iii) the death or permanent and total disability of the Optionee. Such period or periods shall be set forth in the Option Agreement evidencing such option.

9.                                       ADJUSTMENTS IN SHARES SUBJECT TO THE PLAN: The aggregate number and kind of shares available under the Plan and the exercise price thereof shall be appropriately adjusted in the event of a reorganization, recapitalization, stock split, stock dividend, combination of shares, merger, consolidation, rights offering or any other change in the corporate structure or shares of the Corporation. In any of such events, the Board of Directors may determine the adjustments to be made in the number and kind of shares covered by options theretofore granted or to be granted and in the option price.

10.                                 AMENDMENT AND TERMINATION OF PLAN: Subject to the approval of the Toronto Stock Exchange or other regulatory authorities having jurisdiction, the Board of Directors may from time to time amend or revise the terms of the Plan or may terminate the Plan at any time provided however that no such action shall, without the consent of the Optionee, in any manner adversely affect his rights under any option theretofore granted under the Plan.

11.                                 CORPORATE TRANSACTIONS: In the event the Shares are exchanged for securities, cash or other property of any other corporation or entity as the result of a reorganization, merger or consolidation in which the Corporation is not the surviving corporation, the dissolution or liquidation of the Corporation, or the sale of all or substantially all the assets of the Corporation, the Board of Directors or the board of directors of any successor corporation or entity may, in its discretion, as to outstanding options (a) accelerate the exercise date or dates of such options pursuant to section 7(e), (b) upon written notice to the holders thereof, provided the options have been accelerated pursuant to paragraph (a) above, terminate all such options prior to consummation of the transaction unless exercised within a prescribed period, (c) provide for payment of an amount equal to the excess of the fair market value, as determined by the Board of Directors or such board, over the Option Price of such shares as of the date of the transaction, in exchange for the surrender of the right to exercise such options, or (d) provide for the assumption of such options, or the substitution therefor of new options, by the successor corporation or entity.

12.                                 EFFECTIVE DATE AND DURATION OF PLAN: Subject to the approval of the shareholders of the Corporation, the Plan becomes effective on the date of its adoption by the Board of Directors and options may be granted immediately thereafter. The Plan shall remain in full force and effect until (i) the tenth anniversary of the date on which the Plan was adopted by the Board of Directors, (ii) the tenth anniversary of the date on which the Plan is approved by the shareholders of the Corporation, or (iii) the date as of which the Board of Directors, in its sole discretion, determines to terminate the Plan, whichever its the earlier.